Exhibit 99.1

NOVA Chemicals: Strong Cash Flow, Excellent Operating Results

PITTSBURGH--(BUSINESS WIRE)--October 23, 2008--All financial information is in U.S. dollars, and all earnings per share results are diluted, unless otherwise indicated.

Third Quarter 2008 Results

  Net income of $98 million ($1.18 per share) compares to $18 million ($0.21 per share) for the second quarter of 2008, and $97 million ($1.16 per share) for the third quarter of 2007.
  Adjusted net income of $83 million ($1.00 per share) compares to $83 million ($1.00 per share) in the second quarter of 2008, and $85 million ($1.01 per share) for the third quarter of 2007. See Supplemental Measures on page 22.
  Adjusted EBITDA from the businesses of $261 million was approximately the same strong level as the $258 million reported in the second quarter of 2008, and the $262 million in the third quarter of 2007. Adjusted EBITDA from the businesses for the first nine months of 2008 was a record of $775 million and compares to $685 million for the first nine months of 2007. See Supplemental Measures on page 22.

Third Quarter 2008 Highlight

  Cash flow from operations was $123 million, compared to $54 million for the second quarter of 2008, and $15 million cash used in operations in the third quarter of 2007.

“As a result of our strong feedstock advantage and record September polyethylene order demand, NOVA Chemicals again delivered business EBITDA at more than a $1 billion annualized rate. Our performance has been remarkably steady and powerful. NOVA Chemicals significantly increased its cash flow and liquidity in the third quarter, and I expect further improvement of both in the fourth quarter,” said Jeff Lipton, CEO, NOVA Chemicals.

Adjusted EBITDA from the Businesses ($U.S. millions)	Third Quarter 2008	Second Quarter 2008

Olefins/Polyolefins	$ 282	$ 258
INEOS NOVA JV	(13)	4
Performance Styrenics	(8)	(4)
Adjusted EBITDA from the Businesses	$ 261	$ 258

NOVA Chemicals (NYSE:NCX)(TSX:NCX) will host a conference call today, Thursday, October 23, 2008 for investors and analysts at 11:30 a.m. EDT (9:30 a.m. MDT; 8:30 a.m. PDT). Media are welcome to join this call in “listen-only” mode. The dial-in number for this call is (416) 406-6419. The replay number is (416) 695-5800 (Reservation No. 3230760). The live call is also available on the Internet at www.investorcalendar.com (ticker symbol NCX).

NOVA Chemicals Financial Highlights

These highlights should be read in conjunction with NOVA Chemicals’ other interim and annual financial statement disclosures and its 2007 Annual Report.

(millions of U.S. dollars, except per share amounts or unless otherwise noted)	Three Months Ended			Nine Months Ended
	Sep. 30 2008	June 30 2008	Sep. 30 2007	Sep. 30 2008	Sep. 30 2007
Revenue	$ 2,088	$ 2,213	$ 1,755	$ 6,213	$ 4,937

Adjusted EBITDA (1)
Olefins/Polyolefins (2)	$ 282	$ 258	$ 280	$ 786	$ 667
INEOS NOVA Joint Venture	(13)	4	(22)	(1)	23
Performance Styrenics	(8)	(4)	4	(10)	(5)
Adjusted EBITDA from the Businesses (3)	261	258	262	775	685
Corporate (see page 7)	(27)	(32)	(20)	(108)	(93)
Adjusted EBITDA	$ 234	$ 226	$ 242	$ 667	$ 592

Operating income (3)	$ 188	$ 67	$ 188	$ 362	$ 439

Net income	$ 98	$ 18	$ 97	$ 166	$ 221
Earnings per common share, diluted	$ 1.18	$ 0.21	$ 1.16	$ 1.99	$ 2.65
Adjusted earnings per share, diluted (3)	$ 1.00	$ 1.00	$ 1.01	$ 2.84	$ 2.34

Funds from operations (3)	$ 152	$ 143	$ 186	$ 422	$ 408
Cash from (used in) operations	$ 123	$ 54	$ (15)	$ 165	$ 124

(1) Net income before interest expense, income taxes, depreciation and amortization, other gains/losses, mark-to-market feedstock derivatives and restructuring charges (see Supplemental Measures on page 22). In the second quarter of 2008, NOVA Chemicals changed its definition of adjusted EBITDA to exclude the non-cash mark-to-market impact of feedstock derivatives. Prior periods have been restated accordingly.
(2) Olefins/Polyolefins consists of Joffre Olefins, Corunna Olefins and Polyethylene segments (see Note 8 on page 17).
(3) See Supplemental Measures on page 22.
Review of Business Results

OLEFINS/POLYOLEFINS BUSINESS UNIT

Financial Highlights (1)
(millions of U.S. dollars, except as noted)	Three Months Ended			Nine Months Ended
	Sep. 30 2008	June 30 2008	Sep. 30 2007	Sep. 30 2008	Sep. 30 2007
Revenue	$ 1,515	$ 1,583	$ 1,206	$ 4,500	$ 3,246

Adjusted EBITDA (2)
Joffre Olefins	$ 226	$ 185	$ 172	$ 579	$ 400
Corunna Olefins	1	27	57	42	157
Polyethylene	61	48	60	153	132
Eliminations	(6)	(2)	(9)	12	(22)
Total Adjusted EBITDA	$ 282	$ 258	$ 280	$ 786	$ 667
Depreciation	52	52	48	159	136
Operating income (2)	$ 230	$ 206	$ 232	$ 627	$ 531

Capital Spending	$ 32	$ 34	$ 23	$ 93	$ 68

PE Sales Volumes (millions of pounds) (3)
Advanced SCLAIRTECHTM resins	228	213	222	678	641
All other polyethylene resins	636	692	608	2,007	1,820
Total Sales	864	905	830	2,685	2,461

(1) See Note 8 on page 17 for complete segmented financial results.
(2) See Supplemental Measures on page 22.
(3) Third-party sales. Advanced SCLAIRTECH resins are produced at the Joffre site and include SCLAIR® and SURPASS® resins.

Average Benchmark Prices (1)
(U.S. dollars per pound, unless otherwise noted)	Three Month Average			Nine Month Average
	Sep. 30 2008	June 30 2008	Sep. 30 2007	Sep. 30 2008	Sep. 30 2007
Principal Products:
Ethylene (2)	$ 0.68	$ 0.66	$ 0.50	$ 0.65	$ 0.45
Polyethylene – linear low density butene liner (3)	$ 0.91	$ 0.85	$ 0.67	$ 0.85	$ 0.62
Polyethylene – weighted-average benchmark (3)	$ 0.97	$ 0.89	$ 0.70	$ 0.90	$ 0.65
Raw Materials:
AECO natural gas (dollars per mmBTU) (4)	$ 7.47	$ 10.11	$ 4.96	$ 8.49	$ 5.90
NYMEX natural gas (dollars per mmBTU) (4)	$ 10.09	$ 10.80	$ 6.13	$ 9.66	$ 6.88
WTI crude oil (dollars per barrel) (5)	$ 117.98	$ 123.98	$ 75.38	$ 113.29	$ 66.23

(1) Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.
(2) Source: Chemical Market Associates, Inc. (CMAI) U.S. Gulf Coast (USGC) Net Transaction Price.
(3) Source. Townsend Polymer Services and Information (TPSI). Benchmark prices weighted according to NOVA Chemicals’ sales volume mix in North America.
(4) Source: Canadian Gas Price Reporter. AECO gas is weighted-average daily spot gas price. NYMEX gas is Henry Hub 3-Day Average Close.
(5) Source: Platt’s. NYMEX WTI daily spot-settled price average for calendar month.

Review of Operations

The Olefins / Polyolefins business unit reported adjusted EBITDA of $282 million, the highest third quarter in history, and up significantly from $258 million in the second quarter of 2008. The improvement was due to higher Joffre Olefins and Polyethylene segment margins, which were driven by higher selling prices and a record Alberta Advantage that averaged 28¢ per pound in the third quarter of 2008 versus 17¢ per pound in the second quarter of 2008. In the Joffre Olefins segment, declining natural gas and power prices led to significantly lower feedstock and operating costs in the third quarter compared to the second quarter of 2008.

Adjusted EBITDA of $282 million in the third quarter of 2008 was slightly higher than the $280 million reported in the third quarter last year. The year-over-year improvement was due to higher Joffre Olefins and Polyethylene segment margins, which were driven by higher selling prices and an Alberta Advantage that averaged 28¢ per pound in the third quarter of 2008 versus 21¢ per pound in the third quarter one year ago. This improvement more than offset the lower Corunna Olefins segment’s results that were due to reduced co-product sales volumes and higher feedstock costs.

Olefins / Polyolefins reported adjusted EBITDA of $786 million for the first nine months of 2008, significantly higher than the $667 million in the first nine months of 2007. The improvement was due to sharp margin expansion of the Joffre Olefins segment and improved Polyethylene segment margins which outpaced declines at Corunna Olefins.

Joffre Olefins

Third Quarter 2008 Versus Second Quarter 2008

The Joffre Olefins segment reported adjusted EBITDA of $226 million in the third quarter of 2008, up sharply from $185 million in the second quarter of 2008. Margins increased as feedstock and operating costs fell sharply, while pricing and sales volume were effectively unchanged. Industry average prices for ethylene increased 3%, driven mainly by higher feedstock costs in the United States Gulf Coast (USGC) region.

Alberta ethane costs were 19% lower than in the second quarter. Natural gas prices fell 26% due to temperate weather that reduced demand and led to strong inventory builds. In comparison, average USGC ethane prices were 4% higher in the third quarter, driven by strong demand and low inventories through August. As a result, the Alberta Advantage averaged a quarterly record 28¢ per pound in the third quarter, up from 17¢ per pound in the second quarter of 2008. In September, USGC ethane prices deteriorated as hurricanes Gustav and Ike disrupted demand for ethane leading to an unsurprising softening of the Advantage. The Alberta Advantage is about 8¢ per pound on average so far in October, as some USGC operations have been slow to restart and ethane prices remain depressed due to excess ethane inventories.

Third Quarter 2008 Versus Third Quarter 2007

The Joffre Olefins segment reported adjusted EBITDA of $226 million in the third quarter of 2008, up sharply from $172 million in the third quarter of 2007. Margins improved as higher selling prices outpaced higher feedstock costs. Industry ethylene prices increased 36%, driven mainly by higher USGC feedstock costs. The Alberta Advantage averaged 28¢ per pound in the third quarter of 2008, versus 21¢ per pound in the third quarter of 2007.

Nine Months Ended Sep. 30, 2008, Versus Nine Months Ended Sep. 30, 2007

The Joffre Olefins segment reported a record adjusted EBITDA of $579 million for the nine months ended Sep. 30, 2008, and was significantly higher than the $400 million reported for the nine months ended Sep. 30, 2007. Ethylene price increases outpaced higher costs, causing margins to expand. Industry average ethylene prices were 44% higher than the same period last year, driven by strong demand and higher USGC feedstock costs. The Alberta Advantage averaged 22¢ per pound in the nine months ended Sep. 30, 2008, compared to 14¢ per pound in the same period last year.

Corunna Olefins

Third Quarter 2008 Versus Second Quarter 2008

The Corunna Olefins segment reported adjusted EBITDA of $1 million in the third quarter of 2008, compared to $27 million in the second quarter of 2008. The decrease was due to lower co-product sales caused by a temporary reduction of demand from USGC customers affected by the hurricanes and a scheduled outage at Corunna’s front-end crude oil refining unit. In addition, higher flow-through feedstock costs outpaced higher selling prices.

In the third quarter, the average WTI crude oil price decreased 5%, but NOVA Chemicals’ average flow-through crude oil costs increased 11%. The Corunna ethylene plant’s increased flexibility was employed in the third quarter to reduce crude oil consumption in favor of natural gas liquids, thereby mitigating the impact of flow-through crude oil costs. The average co-product selling price was 13% higher than last quarter. Industry prices for ethylene increased 3%, driven mainly by changes in feedstock costs.

Third Quarter 2008 Versus Third Quarter 2007

The Corunna Olefins segment reported adjusted EBITDA of $1 million in the third quarter of 2008, compared to $57 million in the third quarter one year ago as a result of lower margins. Average flow-through crude oil costs were 66% higher in the third quarter of 2008 versus the third quarter of 2007, while ethylene and co-product prices were 48% and 66% higher, respectively. In addition, sales volumes were limited by scheduled maintenance and hurricane-related customer shutdowns.

Nine Months Ended Sep. 30, 2008, Versus Nine Months Ended Sep. 30, 2007

The Corunna Olefins segment reported adjusted EBITDA of $42 million for the nine months ended Sep. 30, 2008, compared to $157 million for the nine months ended Sep. 30, 2007. Feedstock cost increases significantly outpaced higher ethylene and co-product prices. Similar to USGC ethylene crackers that consume crude oil-based feedstock like naphtha, Corunna’s margins were lower in the first nine months of 2008 as sharply rising feedstock costs outpaced selling prices for ethylene and co-products. Feedstock costs were 63% higher in the first nine months of 2008, while ethylene and co-product pricing was up 50% and 44% respectively.

Polyethylene

Third Quarter 2008 Versus Second Quarter 2008

The Polyethylene segment reported adjusted EBITDA of $61 million in the third quarter of 2008 compared to $48 million in the second quarter of 2008. The quarter-over-quarter improvement was largely due to higher selling prices that more than offset higher flow-through feedstock costs.

NOVA Chemicals’ polyethylene sales volume was 864 million pounds in the third quarter. NOVA Chemicals’ international sales were 145 million pounds, or 17% of total sales, lower than the 19% in the second quarter of 2008, but higher than the five-year average of 14%. The Company reduced international sales due to scheduled outages and strong domestic demand for all polyethylene products.

Sales of polyethylene manufactured using Advanced SCLAIRTECHTM technology (AST polyethylene) totaled 228 million pounds in the third quarter, an increase of 7% from the second quarter of 2008. Sales volume again exceeded nameplate capacity in the third quarter, reflecting customers’ continued strong demand for these new high-value products.

NOVA Chemicals ended the third quarter with 12 days of polyethylene inventory, the lowest quarter-end inventory in history, and much lower than the industry average of 36 days as reported by the American Chemistry Council. The industry inventory levels were affected by two key events in the third quarter. First, feedstock costs fell sharply in August, and buyers reduced purchases to a minimum in anticipation of lower prices, causing producer inventory to rise. Second, in September, hurricanes Gustav and Ike shut down a significant proportion of industry capacity, and producer inventory was depleted significantly. For the quarter, absolute inventory declined 162 million pounds from already low levels at the close of the second quarter, according to the American Chemistry Council.

The North American industry butene liner polyethylene price increased 6¢ per pound to an average 91¢ per pound, according to Townsend Polymer Services and Information. The trajectory of prices in the third quarter followed that of feedstock costs, increasing early in the quarter and declining later. Industry feedstock cost declines in the latter part of the quarter significantly outpaced average price reductions, causing margins to expand.

Third Quarter 2008 Versus Third Quarter 2007

The Polyethylene segment reported adjusted EBITDA of $61 million in the third quarter of 2008 compared to $60 million in the third quarter of 2007. Industry butene liner polyethylene prices averaged 91¢ per pound in the third quarter of 2008 as compared to 67¢ per pound in the same period one year ago. In the third quarter of 2008, higher selling prices were almost completely offset by higher feedstock costs compared to the third quarter of 2007.

Nine Months Ended Sep. 30, 2008, Versus Nine Months Ended Sep. 30, 2007

The Polyethylene segment reported adjusted EBITDA of $153 million for the nine months ended Sep. 30, 2008, compared to $132 million for the nine months ended Sep. 30, 2007. Average industry butene liner polyethylene prices were 37% higher in the nine months ended Sep. 30, 2008, while NOVA Chemicals’ sales volume increased 9%.

INEOS NOVA Joint Venture

Financial Highlights (1)
(millions of U.S. dollars, except as noted)	Three Months Ended			Nine Months Ended
	Sep. 30 2008	June 30 2008	Sep. 30 2007	Sep. 30 2008	Sep. 30 2007
Revenue	$ 549	$ 594	$ 537	$ 1,622	$ 1,642

Adjusted EBITDA (2)	$ (13)	$ 4	$ (22)	$ (1)	$ 23
Depreciation	7	5	6	18	16
Operating Income (Loss) (2)	$ (20)	$ (1)	$ (28)	$ (19)	$ 7

Capital Spending	$ 4	$ 5	$ 6	$ 16	$ 18

Sales Volumes (3) (millions of pounds)
Styrene Monomer	237	279	356	759	1,042
Solid and Expandable Polystyrene	372	421	410	1,207	1,294
Total Sales	609	700	766	1,966	2,336

(1) As of Oct. 1, 2007, the results reflect NOVA Chemicals’ 50% share in INEOS NOVA. See Note 8 on page 17 for details and for complete segmented results.
(2) See Supplemental Measures on page 22.
(3) Third-party sales. Polystyrene sales consist of solid polystyrene sales in North America and solid and expandable polystyrene sales in Europe.
Average Benchmark Prices (1)
(U.S. dollars per pound, unless otherwise noted)	Three Month Average			Nine Month Average
	Sep. 30 2008	June 30 2008	Sep. 30 2007	Sep. 30 2008	Sep. 30 2007
Principal Products:
Styrene Monomer – North America (2)	$ 0.86	$ 0.78	$ 0.68	$ 0.79	$ 0.68
Solid Polystyrene – North America (2)	$ 1.20	$ 1.08	$ 0.98	$ 1.11	$ 0.97
Solid Polystyrene – Europe (2)	$ 0.94	$ 0.93	$ 0.82	$ 0.92	$ 0.80
Raw Materials:
Benzene (dollars per gallon) (2)	$ 4.36	$ 3.98	$ 3.55	$ 4.00	$ 3.68
Ethylene (2)	$ 0.68	$ 0.66	$ 0.50	$ 0.65	$ 0.45

(1) Average benchmark prices do not necessarily reflect actual prices realized by INEOS NOVA or any other petrochemical company.
(2) Source: CMAI Contract Market.

Review of Operations

Third Quarter 2008 Versus Second Quarter 2008

NOVA Chemicals’ 50% share of INEOS NOVA reported an adjusted EBITDA loss of $13 million in the third quarter of 2008, down from adjusted EBITDA of $4 million in the second quarter of 2008. For the joint venture, higher feedstock costs more than offset higher selling prices, resulting in lower margins in the third quarter.

At the end of the third quarter of 2008, which marked the first full year of operation for the joint venture, INEOS NOVA achieved an annualized run rate of $63 million of synergies, up from $53 million at the end of the second quarter of 2008. The business is on track to deliver synergies at a new, annualized target rate of $135 million by the end of 2009 through further cost cutting and business optimization. NOVA Chemicals’ share of these savings is 50%.

In North America, sales volumes of both monomer and polymer declined due to the impact of hurricane Ike, which disrupted logistics, constrained raw material availability and caused shutdowns at INEOS NOVA’s styrene monomer production sites at Bayport, TX, and Texas City, TX. Both styrene monomer and polymer margins contracted in the third quarter as higher selling prices were more than offset by higher flow-through feedstock costs in the third quarter compared to the second quarter of 2008. In Europe, polystyrene margins were unchanged in the third quarter of 2008 as higher selling prices were offset by higher feedstock costs and lower sales volumes than the second quarter of 2008. In September, INEOS NOVA cut production by 30% to reduce inventory. Expandable polystyrene margins declined in the third quarter as higher average selling prices were more than offset by higher feedstock costs compared to the second quarter of 2008.

Third Quarter 2008 Versus Third Quarter 2007

NOVA Chemicals’ 50% share of INEOS NOVA provided an adjusted EBITDA loss of $13 million in the third quarter of 2008 compared to an adjusted EBITDA loss of $22 million in the third quarter of 2007, a period prior to the expansion of the joint venture in North America when flow-through feedstock costs were disadvantaged.

Nine Months Ended Sep. 30, 2008, Versus Nine Months Ended Sep 30, 2007

NOVA Chemicals’ 50% share of INEOS NOVA provided an adjusted EBITDA loss of $1 million for the nine months ended Sep. 30, 2008 compared to adjusted EBITDA of $23 million for the nine months ended Sep. 30, 2007. Lower demand in key end-use markets such as appliances and construction caused chain margins to weaken in the first nine months of 2008 versus the first nine months of 2007.

PERFORMANCE STYRENICS BUSINESS UNIT

Financial Highlights
(millions of U.S. dollars, except as noted)	Three Months Ended			Nine Months Ended
	Sep. 30 2008	June 30 2008	Sep. 30 2007	Sep. 30 2008	Sep. 30 2007
Revenue	$ 114	$ 127	$ 107	$ 363	$ 305

Adjusted EBITDA (1)	$ (8)	$ (4)	$ 4	$ (10)	$ (5)
Depreciation	6	6	7	18	19
Operating Loss (1)	$ (14)	$ (10)	$ (3)	$ (28)	$ (24)

Capital Spending	$ 1	$ 5	$ 6	$ 7	$ 10

Sales Volumes (2) (millions of pounds)	93	105	108	301	318

(1) See Supplemental Measures on page 22.
(2) Third-party sales.
Average Benchmark Prices (1)
(U.S. dollars per pound)	Three Month Average			Nine Month Average
	Sep. 30 2008	June 30 2008	Sep. 30 2007	Sep. 30 2008	Sep. 30 2007
Styrene Monomer	$ 0.86	$ 0.78	$ 0.68	$ 0.79	$ 0.68
Expandable Polystyrene	$ 1.14	$ 1.06	$ 1.02	$ 1.07	$ 0.98

(1) Source: CMAI Contract Market. Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.

Review of Operations

Third Quarter 2008 Versus Second Quarter 2008

The Performance Styrenics segment reported an adjusted EBITDA loss of $8 million in the third quarter of 2008 compared to an adjusted EBITDA loss of $4 million in the second quarter of 2008. Polymer margins declined as higher selling prices were more than offset by styrene monomer costs that increased 9% in the quarter and lower sales volumes.

Expandable polystyrene volume declined 11% due to the continued slowdown in construction markets and by reduced demand from customers who delayed orders in anticipation of lower prices. In addition, benzene feedstock prices were higher in North America than in Asia, which increased costs for North American producers and led to higher Asian imports late in the quarter. Sales volumes for DYLARK® resins fell 22% as automotive production declined in North America and Europe. ARCEL® resin sales increased 6% in the third quarter as sales growth in new applications outpaced the general slowdown in demand for consumer durables.

Definitive contract discussions with Reliance Industries Limited to form a building and construction joint venture continued in the third quarter, and NOVA Chemicals expects the joint venture to start up in the fourth quarter of 2008 as scheduled. The joint venture will be named Reliance Innovative Building Solutions. The parties have identified the construction sites for the first two buildings and completed structural engineering designs. During the third quarter, NOVA Chemicals decided to focus on global licensing of the IMxTM cup and container technology, and to discontinue direct sales of cups in the North American market by year end.

Third Quarter 2008 Versus Third Quarter 2007

The Performance Styrenics segment reported an adjusted EBITDA loss of $8 million in the third quarter of 2008 compared to a gain of $4 million in the third quarter of 2007. Higher feedstock costs and lower sales volume more than offset higher selling prices. Sales volumes declined 14% overall in the third quarter of 2008 compared to one year ago. Sales volumes for expandable polystyrene declined 8% due to the weak building and construction market, and volumes of automotive-oriented DYLARK resins were down 35% this quarter compared to one year ago. ARCEL resin sales were unchanged in the third quarter of 2008 as compared to the third quarter of 2007, reflecting ongoing successful product qualification by customers that offset slowing durable goods demand.

Nine Months Ended Sep. 30, 2008, Versus Nine Months Ended Sep. 30, 2007

The Performance Styrenics segment reported an adjusted EBITDA loss of $10 million for the nine months ended Sep. 30, 2008, compared to an adjusted EBITDA loss of $5 million for the nine months ended Sep. 30, 2007. For all polymers, the weighted-average selling price increase of 10% was more than offset by the 12% increase in feedstock costs and 5% lower volume, as compared to the nine months ended Sep. 30, 2007.

CORPORATE
(millions of U.S. dollars)	Three Months Ended			Nine Months Ended
	Sep. 30 2008	June 30 2008	Sep. 30 2007	Sep. 30 2008	Sep. 30 2007
Before-Tax Corporate Items:
Corporate operating costs(1)	$ (21)	$ (33)	$ (16)	$ (89)	$ (69)
Stock-based compensation and profit sharing (2)	(9)	(3)	(6)	(29)	(30)
Mark-to-market feedstock derivatives (3)	22	(87)	9	(95)	34
Restructuring	-	(5)	-	(5)	(10)
Operating loss	$ (8)	$ (128)	$ (13)	$ (218)	$ (75)

Add back:
Mark-to-market feedstock derivatives (3)	(22)	87	(9)	95	(34)
Corporate depreciation	3	4	2	10	6
Restructuring	-	5	-	5	10
Adjusted EBITDA (4)	$ (27)	$ (32)	$ (20)	$ (108)	$ (93)

(1) Includes corporate depreciation.

(2) NOVA Chemicals has two cash-settled, stock-based incentive compensation plans that are marked to market with changes in the value of the common stock price. In November 2005, NOVA Chemicals entered into forward transactions that effectively neutralize the mark-to-market impact of the stock-based incentive compensation plans. During the third quarter of 2008, the forward transactions were extended through November 2009. Stock-based compensation also includes the amount expensed related to the fair value of stock options earned by employees during the period. In addition, NOVA Chemicals maintains a profit sharing program available to most employees based on the achievement of shareholder return on equity targets.

(3) NOVA Chemicals is required to record on its balance sheet the market value of its open derivative positions which do not qualify for hedge accounting treatment. The gain or loss resulting from changes in the market value of these derivatives is recorded as earnings or loss each period. These mark-to-market adjustments are recorded in the feedstock and operating costs line on the Statements of Income and as part of Corporate results until the positions are realized. Once realized, any income effects are recorded in business results.

(4) See Supplemental Measures on page 22. In the second quarter of 2008, NOVA Chemicals changed its definition of Adjusted EBITDA to exclude the non-cash mark-to-market impact of feedstock derivatives. Prior periods have been restated accordingly.

Corporate Operating Costs

Corporate operating costs of $21 million in the third quarter of 2008 were lower than the $33 million in the second quarter of 2008. The quarter-over-quarter decrease was primarily due to lower general corporate costs and a weaker Canadian dollar.

Corporate operating costs were $21 million in the third quarter of 2008 compared to $16 million in the third quarter one year ago primarily due to higher professional fees and higher incentive compensation charges.

Corporate operating costs for the nine months ended Sep. 30, 2008, were $20 million higher than the same period in the prior year primarily due to higher incentive compensation charges, higher corporate depreciation and a stronger Canadian dollar.

Stock-based Compensation and Profit Sharing

Stock-based compensation and profit sharing expenses of $9 million during the third quarter of 2008 were higher than the second quarter of 2008 and the third quarter of 2007 primarily due to an increase in the profit sharing accrual, based on the Company’s strong performance year-to-date.

Mark-to-Market Feedstock Derivatives

The mark-to-market value of NOVA Chemicals’ open feedstock positions increased in the third quarter of 2008, resulting in a non-cash gain of $22 million before tax ($15 million after-tax). The Company locks in a portion of its propane and butane feedstock requirements as a percentage of crude oil using forward contracts that extend to 2012. Strengthening forward propane and butane prices as a percentage of forward crude oil prices drove the non-cash mark-to-market improvement.

NOVA Chemicals recorded an unrealized loss of $87 million ($61 million after-tax) in the second quarter of 2008 and an unrealized gain of $9 million ($6 million after-tax) in the third quarter of 2007 on the feedstock derivative positions.

Restructuring

There were no restructuring charges in the third quarter of 2008. Refer to Note 3 on page 15 for details related to restructuring charges for all prior periods presented.

Capitalization, Liquidity and Cash Flow

Capitalization
(millions of U.S. dollars)	Sep. 30 2008	June 30 2008	Sep. 30 2007
Net current debt (1)	$ 253	$ 504	$ 238
Long-term debt	1,492	1,292	1,663
Less: cash and cash equivalents	(76)	(67)	(121)
Total debt, net of cash, cash equivalents, and restricted cash	1,669	1,729	1,780
Total shareholders’ equity	1,160	1,167	961

Net debt to total capitalization (1)	59%	60%	65%

Decrease (increase) in debt, net of cash	60	(9)	(80)

(1) See Supplemental Measures on page 22.

Liquidity

Liquidity is defined as total revolving credit facilities, less utilization (including letters of credit), plus cash and cash equivalents. NOVA Chemicals’ total liquidity at the end of the third quarter of 2008 was $510 million, up from $483 million at the end of the second quarter of 2008, and within the Company’s target range.

As of Sep. 30, 2008, NOVA Chemicals has five revolving credit facilities totaling $683 million. The fifth revolving credit facility, with availability of $100 million, was added in August 2008 and matures in three tranches between March 2010 and September 2013. As of Sep. 30, 2008 and June 30, 2008, NOVA Chemicals had utilized $249 million and $167 million of its revolving credit facilities, respectively (of which $46 million and $49 million, respectively, was in the form of letters of credit). The Company continues to comply with all financial covenants related to these facilities.

On Aug. 15, 2008, NOVA Chemicals repaid its $125 million 7.25% debentures that were scheduled to mature in 2028, but were redeemed at the option of the holders. On Sep. 22, 2008, NOVA Chemicals extended the maturity date of the total return swap related to the $126 million of Series A preferred shares by one year to Oct. 31, 2009. See Note 7 on page 17.

Also in September 2008, the Company extended forward transactions to November 2009 that are intended to neutralize the mark-to-market impact of two of NOVA Chemicals’ cash-settled stock-based compensation plans. A $29 million payment of accrued interest is due in November 2008. See page 7.

NOVA Chemicals’ $250 million 7.4% debentures are scheduled to mature in April 2009.

NOVA Chemicals also has $300 million in accounts receivable securitization programs that expire on June 30, 2010. The balances as of Sep. 30, 2008 and June 30, 2008, were $286 million and $308 million, respectively. In March 2008, the availability under the programs was decreased from $350 million to $300 million beginning in August 2008. NOVA Chemicals does not include any undrawn amounts under the accounts receivable securitization programs as part of liquidity.

During the third quarter of 2008, INEOS NOVA entered into a $150 million North American accounts receivable securitization program that expires in July 2010. As of Sep. 30, 2008, $113 million was sold under the program.

Cash Flow and Working Capital

During the third quarter of 2008, cash flow from operations was $123 million, up significantly from the second quarter of 2008. Cash flow from operations exceeded NOVA Chemicals’ capital expenditures and turnaround spending by $56 million in the third quarter, much more than in the second quarter.

During the third quarter of 2008, NOVA Chemicals invested $46 million in working capital. The investment was primarily due to lower crude oil prices and purchases and lower natural gas prices, which decreased accounts payable, partially offset by the start-up of INEOS NOVA’s North American accounts receivable securitization program which reduced accounts receivable.

NOVA Chemicals has completed the first step in a crude oil working-capital reduction effort. The Company believes this new arrangement, combined with lower inventory and accounts receivable values due to the sharp drop in crude oil prices in the third quarter of 2008, is expected to significantly reduce the Company’s working capital investment in the fourth quarter of 2008.

Feedstock Derivative Positions

NOVA Chemicals maintains a derivatives program to manage risk associated with its crude oil feedstock purchases. In the third quarter of 2008, the Company recorded a net after-tax loss of $8 million on realized positions compared to a net after-tax loss of $5 million in the second quarter of 2008 and a net after-tax loss of $3 million in the third quarter of 2007.

Mark-to-market adjustments, related to the change in the value of open feedstock positions, are recorded as part of Corporate results until the positions are realized. Once realized, any income effects are recorded in business results. See page 7 for more details.

Summary Quarterly Financial Information
(millions of U.S. dollars, except per share amounts)	Three Months Ended
	2008			2007				2006
	Sep. 30	June 30	Mar. 31	Dec. 31	Sep. 30	June 30	Mar. 31	Dec. 31

Revenue	$ 2,088	$ 2,213	$ 1,912	$ 1,795	$ 1,755	$ 1,676	$ 1,506	$ 1,635
Operating income (loss)	$ 188	$ 67	$ 107	$ 114	$ 188	$ 150	$ 101	$ (837)
Net income (loss)	$ 98	$ 18	$ 50	$ 126	$ 97	$ 80	$ 44	$ (781)
Earnings (loss) per share
- basic	$ 1.18	$ 0.21	$ 0.60	$ 1.52	$ 1.17	$ 0.97	$ 0.53	$ (9.46)
- diluted	$ 1.18	$ 0.21	$ 0.60	$ 1.51	$ 1.16	$ 0.96	$ 0.53	$ (9.46)
Adj. Earnings (loss) per share (1)	$ 1.00	$ 1.00	$ 0.85	$ 1.53	$ 1.01	$ 1.00	$ 0.33	$ (0.17)
Weighted-average common shares outstanding (millions)
- basic	83.2	83.1	83.1	83.0	83.0	82.9	82.7	82.6
- diluted	83.2	83.2	83.2	83.4	83.8	83.7	83.5	82.6

(1) See Supplemental Measures on page 22.
Changes in Net Income
(millions of ((millions of U.S. dollars)	Q3 2008 Compared to		First Nine Months 2008 Compared to First Nine Months 2007
	Q2 2008	Q3 2007
Higher (lower) operating margin (1)	$ 107	$ 22	$ (22)
Higher research and development	-	-	(2)
Lower (higher) selling, general and administrative	10	(17)	(30)
Lower restructuring charges	5	-	5
Higher depreciation and amortization	(1)	(5)	(28)
Lower interest expense	1	8	8
Higher net (losses) and gains	(1)	(2)	(3)
(Higher) lower income tax expense	(41)	(5)	17
Increase (decrease) in net income	$ 80	$ 1	$ (55)

(1) Operating margin equals revenue less feedstock and operating costs (includes impact of mark-to-market feedstock derivatives, see page 7).

Third Quarter 2008 Versus Second Quarter 2008

Net income in the third quarter of 2008 was $80 million higher than the second quarter of 2008, primarily due to higher operating margins. Margins improved significantly from the second quarter due to strength in the Company’s Olefins and Polyolefins business, particularly its Joffre based assets, and an improvement in the mark-to-market feedstock derivatives related to the Company’s feedstock purchasing program.

Third Quarter 2008 Versus Third Quarter 2007

Net income in the third quarter 2008 was $1 million higher than the third quarter 2007 as the benefit of higher operating margins and lower interest expense was offset by higher selling, general and administrative costs and tax expense. Tax expense was $5 million higher primarily due to higher taxable income. In the third quarter of 2007 there was a $6 million tax benefit due to future tax rate reductions.

Operating margins improved in the third quarter of 2008 due to higher polyethylene sales volume, stronger polyethylene chain margins, and an improvement in the mark-to-market feedstock derivatives related to the Company’s feedstock purchasing program. Selling, general and administrative costs were $17 million higher than the third quarter of 2007 primarily due to increased professional fees and consulting costs.

Nine Months Ended Sep. 30, 2008, Versus Nine Months Ended Sep. 30, 2007

Net income for the first nine months of 2008 was $55 million lower than the same period last year due to higher selling, general and administrative expenses, higher depreciation expenses and lower operating margins.

A stronger Canadian dollar in the first nine months of 2008 increased both selling, general and administrative costs and depreciation expenses relative to the same period last year. Despite record adjusted EBITDA from the businesses in the first nine months of 2008, operating margins were lower than the same period last year due to weaker non-cash mark-to-market results from the Company’s feedstock derivatives.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Net Income
(unaudited, millions of U.S. dollars, except per share amounts)	Three Months Ended			Nine Months Ended
	Sep. 30 2008	June 30 2008	Sep. 30 2007	Sep. 30 2008	Sep. 30 2007

Revenue	$ 2,088	$ 2,213	$ 1,755	$ 6,213	$ 4,937
Feedstock and operating costs (excluding depreciation)	1,772	2,004	1,461	5,431	4,133
Research and development	13	13	13	39	37
Selling, general and administrative	47	57	30	171	141
Restructuring charges (Note 3)	-	5	-	5	10
Depreciation and amortization	68	67	63	205	177
	1,900	2,146	1,567	5,851	4,498
Operating income	188	67	188	362	439
Interest expense, net (Note 4)	(39)	(40)	(47)	(122)	(130)
Other (losses) gains, net	(1)	-	1	(2)	1
	(40)	(40)	(46)	(124)	(129)
Income before income taxes	148	27	142	238	310
Income tax expense (Note 5)	50	9	45	72	89
Net income	$ 98	$ 18	$ 97	$ 166	$ 221

Earnings per share (Note 6)
- basic	$ 1.18	$ 0.21	$ 1.17	$ 1.99	$ 2.67
- diluted	$ 1.18	$ 0.21	$ 1.16	$ 1.99	$ 2.65

Notes to the Consolidated Financial Statements appear on pages 13 to 21.

Consolidated Balance Sheets
(unaudited, millions of U.S. dollars)	Sep. 30 2008	June 30 2008	Dec. 31 2007
Assets
Current assets
Cash and cash equivalents	$ 76	$ 67	$ 118
Other assets	48	52	24
Accounts receivable	515	719	608
Inventories	1,031	1,092	882
	1,670	1,930	1,632
Investments and other assets	156	163	177
Property, plant and equipment, net	2,837	2,939	3,047
	$ 4,663	$ 5,032	$ 4,856
Liabilities and Shareholders’ Equity
Current liabilities
Bank loans	$ 3	$ 3	$ 3
Accounts payable and accrued liabilities	980	1,306	1,183
Long-term debt due within one year (Note 7)	254	505	254
	1,237	1,814	1,440
Long-term debt (Note 7)	1,492	1,292	1,540
Future income taxes	416	439	510
Deferred credits and long-term liabilities	358	320	265
	3,503	3,865	3,755
Shareholders’ equity
Common shares	508	507	505
Contributed surplus	24	24	27
Reinvested earnings (deficit)	138	47	(43)
Accumulated other comprehensive income	490	589	612
	1,160	1,167	1,101
	$ 4,663	$ 5,032	$ 4,856

Notes to the Consolidated Financial Statements appear on pages 13 to 21.

Consolidated Statements of Cash Flows
(unaudited, millions of U.S. dollars)	Three Months Ended			Nine Months Ended
	Sep. 30 2008	June 30 2008	Sep. 30 2007	Sep. 30 2008	Sep. 30 2007
Operating activities
Net income	$ 98	$ 18	$ 97	$ 166	$ 221
Depreciation and amortization	68	67	63	205	177
Future income tax expense (recovery)	6	(29)	34	(48)	43
Unrealized (gain) loss on derivatives	(22)	87	(9)	95	(34)
Other losses (gains)	1	-	(1)	2	(1)
Stock option expense	1	-	2	2	2
	152	143	186	422	408

Changes in non-cash working capital:
Accounts receivable	204	(99)	(81)	78	(45)
Inventories (1)	61	(17)	13	(103)	(172)
Other current assets	1	(6)	-	(1)	(7)
Accounts payable and accrued liabilities	(312)	51	(99)	(214)	10
	(46)	(71)	(167)	(240)	(214)

Changes in other current assets and non-current assets and liabilities (1)	17	(18)	(34)	(17)	(70)
Cash flow from (used in) operating activities	123	54	(15)	165	124

Investing activities
Property, plant and equipment additions	(37)	(44)	(35)	(116)	(96)
Turnaround costs, long-term investments and other assets	(30)	(8)	(9)	(40)	(39)
Proceeds on asset sales and other capital transactions	-	-	1	-	2
Cash flow used in investing activities	(67)	(52)	(43)	(156)	(133)

Financing activities
Long-term debt additions	-	-	-	1	-
Long-term debt repayments	(126)	(1)	(1)	(128)	(12)
Increase in revolving debt facilities	85	16	76	97	107
Options retired for cash	-	-	(1)	-	(3)
Common shares issued	1	-	4	3	8
Common share dividends	(7)	(9)	(8)	(24)	(23)
Cash flow (used in) from financing activities	(47)	6	70	(51)	77

Increase (decrease) in cash and cash equivalents	9	8	12	(42)	68
Cash and cash equivalents, beginning of period	67	59	109	118	53
Cash and cash equivalents, end of period	$ 76	$ 67	$ 121	$ 76	$ 121

Cash tax payments, net of refunds	$ 35	$ 8	$ 16	$ 55	$ 55

Cash interest payments	$ 44	$ 37	$ 48	$ 127	$ 130

(1) The nine months ended Sep. 30, 2008, excludes the impact of adoption of CICA Section 3031. See Note 1.

Notes to the Consolidated Financial Statements appear on pages 13 to 21.

Consolidated Statements of Changes in Shareholders’ Equity
(unaudited, millions of U.S. dollars, except share amounts)	Three Months Ended			Nine Months Ended
	Sep. 30 2008	June 30 2008	Sep. 30 2007	Sep. 30 2008	Sep. 30 2007

Common shares
Balance at beginning of period	$ 507	$ 507	$ 501	$ 505	$ 497
Common shares issued	1	-	4	3	8
Balance at end of period	$ 508	$ 507	$ 505	$ 508	$ 505

Contributed surplus
Balance at beginning of period	$ 24	$ 27	$ 26	$ 27	$ 25
Contribution of post-retirement plans to INEOS NOVA (Note 2)	-	(4)	-	(4)	-
Stock option compensation cost	-	1	-	1	1
Balance at end of period	$ 24	$ 24	$ 26	$ 24	$ 26

Reinvested earnings (deficit)
Balance at beginning of period	$ 47	$ 38	$ (246)	$ (43)	$ (354)
Net income	98	18	97	166	221
Adoption of inventory full costing (Note 1)	-	-	-	39	-
Common share dividends	(7)	(9)	(8)	(24)	(23)
Stock options retired for cash	-	-	-	-	(1)
Balance at end of period	$ 138	$ 47	$ (157)	$ 138	$ (157)

Accumulated other comprehensive income
Balance at beginning of period	$ 589	$ 567	$ 497	$ 612	$ 378
Other comprehensive (loss) income:
Unrealized (loss) gain on translation of self-sustaining foreign operations	(99)	22	91	(122)	210
Unrealized loss on available for sale securities	-	-	(1)	-	(1)
Balance at end of period	$ 490	$ 589	$ 587	$ 490	$ 587

Total shareholders’ equity	$ 1,160	$ 1,167	$ 961	$ 1,160	$ 961

Common shares
Balance at beginning of period	83,140,439	83,136,039	82,861,673	83,054,528	82,561,272
Common shares issued	20,450	4,400	189,316	106,361	489,717
Balance at end of period	83,160,889	83,140,439	83,050,989	83,160,889	83,050,989

Notes to the Consolidated Financial Statements appear on pages 13 to 21.

Consolidated Statements of Comprehensive (Loss) Income
(unaudited, millions of U.S. dollars)	Three Months Ended			Nine Months Ended
	Sep. 30 2008	June 30 2008	Sep. 30 2007	Sep. 30 2008	Sep. 30 2007

Net income	$ 98	$ 18	$ 97	$ 166	$ 221
Other comprehensive (loss) income:
Unrealized (loss) gain on translation of self-sustaining foreign operations	(99)	22	91	(122)	210
Unrealized loss on available for sale securities	-	-	(1)	-	(1)
Comprehensive (loss) income	$ (1)	$ 40	$ 187	$ 44	$ 430

Notes to the Consolidated Financial Statements appear on pages 13 to 21.

Notes to Consolidated Financial Statements

(unaudited, millions of U.S. dollars, except per share amounts and unless otherwise noted)

These interim Consolidated Financial Statements do not include all of the disclosures included in NOVA Chemicals’ annual Consolidated Financial Statements and should be read in conjunction with the Consolidated Financial Statements for the year ended Dec. 31, 2007.

1. Significant Accounting Policies

These interim Consolidated Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), using the same accounting policies as set out in Note 2 to the Consolidated Financial Statements for the year ended Dec. 31, 2007, on pages 75 to 81 of the 2007 Annual Report, except as follows.

Description	Date of adoption	Impact

Canadian GAAP
Canadian Institute of Chartered Accountants (CICA) 1535, Capital Disclosures, specifies disclosures of (1) information about the entity’s objectives, policies and processes for managing capital structure; (2) quantitative data about what the entity regards as capital; and (3) whether the entity has complied with externally imposed capital requirements and if it has not complied, the consequences of such non-compliance.

NOVA Chemicals’ primary objective has always been to focus on and monitor liquidity and cash flow. Liquidity is assessed by management as discussed on page 8. Company management focuses on liquidity and cash flow to ensure that NOVA Chemicals can make scheduled cash payments, pay down debt when cash flow permits and maintain a healthy range of liquidity to ensure ready access to capital. In the past, NOVA Chemicals monitored capital on the basis of the net debt-to-total capitalization ratio. This ratio was a financial covenant required to be maintained for two of NOVA Chemicals’ five revolving credit facilities. This requirement was eliminated in March 2008 (see Note 7).

	Jan. 1, 2008	Disclosure only
CICA 1400, General Standards of Financial Statement Presentation, was amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.	Jan. 1, 2008	No material impact
CICA 3031, Inventories, replaces CICA 3030, Inventories. The new standard is the Canadian equivalent to International Financial Reporting Standard IAS 2, Inventories. The main features of CICA 3031 are: (1) measurement of inventories at the lower of cost and net realizable value, with guidance on the determination of cost, including allocation of overheads and other costs to inventory; (2) cost of inventories of items that are not ordinarily interchangeable and goods or services produced and segregated for specific projects assigned by using a specific identification of their individual costs; (3) consistent use (by type of inventory with similar nature and use) of either first-in, first-out (FIFO) or weighted-average cost formula; (4) reversal of previous write-downs to net realizable value when there is a subsequent increase in value of inventories; and (5) possible classification of major spare parts and servicing stand-by equipment as property, plant and equipment (CICA 3061 – Property, Plant and Equipment, was amended to reflect this change).

NOVA Chemicals’ inventories are carried at the lower of cost or net realizable value. Cost is determined on a first-in, first-out basis and beginning Jan. 1, 2008, includes all costs of purchase, costs of conversion (direct costs and an allocation of fixed and variable production overheads) and other costs incurred in bringing the inventories to their present location and condition. The amount of inventories included in feedstock and operating costs and depreciation and amortization during the three months ended Sep. 30, 2008 and June 30, 2008, was $1.7 billion and $2.0 billion, respectively.

	Jan. 1, 2008	One-time credit on Jan. 1, 2008 to opening retained earnings and a corresponding increase in opening inventory of $47 million ($39 million after-tax)
Emerging Issues Committee (EIC) 169, Determining Whether a Contract is Routinely Denominated in a Single Currency, provides guidance on how under CICA 3855, Financial Instruments – Recognition and Measurement to define or apply the term “routinely denominated in commercial transactions around the world” when assessing contracts for embedded foreign currency derivatives. It also determines what factors can be used to determine whether a contract for the purchase or sale of a non-financial item such as a commodity is routinely denominated in a particular currency in commercial transactions around the world. EIC 169 must be applied retrospectively to embedded foreign currency derivatives in host contracts that are not financial instruments accounted for in accordance with CICA 3855.	Jan. 1, 2008	No material impact

Description	Date of adoption	Impact

CICA 3064, Goodwill and Intangible Assets, will replace CICA 3062, Goodwill and Other Intangible Assets, and results in withdrawal of CICA 3450, Research and Development Costs, and amendments to Accounting Guideline (AcG) 11, Enterprises in the Development Stage and CICA 1000, Financial Statement Concepts. The standard intends to reduce the differences with International Financial Reporting Standards (IFRS) in the accounting for intangible assets and results in closer alignment with U.S. GAAP. Under current Canadian standards, more items are recognized as assets than under IFRS or U.S. GAAP. The objectives of CICA 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing as assets items that do not meet the definition and recognition criteria is eliminated. The standard will also provide guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.	Fiscal years beginning on or after Oct. 1, 2008, with early adoption encouraged	Currently being evaluated
EIC 172, Presentation of a Tax Loss Carryforward Recognized Following an Unrealized Gain Recorded in Other Comprehensive Income provides the tax benefit from the recognition of previously unrecognized tax loss carryforwards, consequent to the recording of unrealized gains on AFS financial assets in OCI, should be recognized in income. This abstract will also apply in other circumstances when an unrealized gain is recognized in OCI.	Sep. 30, 2008	No material impact
In February 2008, the Canadian Accounting Standards Board confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. IFRS will replace Canada’s current GAAP for listed companies and other profit-oriented enterprises that are responsible to large or diverse groups of stakeholders. Companies will be required to provide one year of comparative data in accordance with IFRS.

During 2008, NOVA Chemicals established a project team to develop its IFRS changeover plan. A number of sub-teams were formed to begin the diagnostic phase of the project. The diagnostic phase includes the assessment of differences between Canadian GAAP and IFRS; options available under IFRS; potential system changes required; and effects on internal controls and processes. The Company will continue to investigate the impact of IFRS convergence in 2008 and intends to provide disclosure of its convergence plan and anticipated effects of IFRS on its financial statements, on a qualitative basis, in the 2008 annual MD&A.

	Interim and annual financial statements relating to fiscal years beginning on or after Jan. 1, 2011	Currently being evaluated

2. Pensions and Other Post-Retirement Benefits

Components of Net Periodic Benefit Cost for Defined Benefit Plans	Three Months Ended
	Sep. 30, 2008		June 30, 2008		Sep. 30, 2007
	Pension Benefits	Other Benefits	Pension Benefits	Other Benefits	Pension Benefits	Other Benefits

Current service cost	$ 5	$ -	$ 6	$ -	$ 2	$ 1
Interest cost on projected benefit obligations	13	1	13	2	11	1
Expected return on plan assets	(14)	-	(15)	-	(13)	-
Actuarial loss on accrued obligation	-	-	-	1	-	-
Costs arising in the period	4	1	4	3	-	2
Differences between costs arising in the period and costs recognized in the period in respect of the long-term nature of employee future benefit costs:
Transitional (assets) obligations	(2)	1	(1)	-	(1)	1
Actuarial loss	3	-	3	-	2	-
Past service and plan amendments	-	-	-	(1)	-	-
Net defined benefit cost recognized	$ 5	$ 2	$ 6	$ 2	$ 1	$ 3
Curtailment / special termination charge (benefit)	1	-	-	-	(4)	-
Total defined benefit cost (income) recognized	$ 6	$ 2	$ 6	$ 2	$ (3)	$ 3

Components of Net Periodic Benefit Cost for Defined Benefit Plans	Nine Months Ended
	Sep. 30, 2008		Sep. 30, 2007
	Pension Benefits	Other Benefits	Pension Benefits	Other Benefits

Current service cost	$ 16	$ 1	$ 17	$ 1
Interest cost on projected benefit obligations	39	4	32	2
Expected return on plan assets	(44)	-	(39)	-
Actuarial loss on accrued obligation	-	1	2	1
Costs arising in the period	11	6	12	4
Differences between costs arising in the period and costs recognized in the period in respect of the long-term nature of employee future benefit costs:
Transitional (assets) obligations	(5)	1	(3)	-
Actuarial loss	9	-	4	-
Past service and plan amendments	-	(1)	-	-
Net defined benefit cost recognized	$ 15	$ 6	$ 13	$ 4
Curtailment / special termination charge (benefit)	1	-	(4)	-
Total defined benefit cost recognized	$ 16	$ 6	$ 9	$ 4

The expected long-term rate of a return on plan assets is 7.5% for all periods presented.

On Apr. 1, 2008, approximately 450 of NOVA Chemicals’ employees who were seconded to INEOS NOVA since expansion of the joint venture on Oct. 1, 2007, became employees of INEOS NOVA. Affected pension plans were remeasured and transferred in part or in whole as applicable, at their carrying values. The net pension and post-retirement asset transferred on Apr. 1, 2008 was $8 million. Settlement charges triggered as a result of lump-sum distributions taken by transferred employees are reflected in the three months ended Sep. 30, 2008 and nine months ended Sep. 30, 2008.

On Sep. 28, 2007, NOVA Chemicals amended certain defined benefit pension plans. The amendments provided for benefits to be frozen as of Jan. 1, 2008, and for transition relief to plan participants meeting certain age and service requirements. At the same time, NOVA Chemicals also enhanced benefits under one of its defined contribution plans.

The restructuring that occurred in 2007 and the defined benefit pension plan amendments described above triggered all of the following charges (benefits) in the third quarter of 2007: a curtailment charge (benefit), a special termination charge or a settlement charge. The impact of these changes is reflected in the table above.

Employer Contributions

NOVA Chemicals contributed $12 million, $9 million and $22 million during the quarters ended Sep. 30, 2008, June 30, 2008 and Sep. 30, 2007, respectively, to its defined benefit pension plans. NOVA Chemicals contributed $3 million for the quarter ended Sep. 30, 2008, $4 million for the quarter ended June 30, 2008, and $2 million for the quarter ended Sep. 30, 2007, to its defined contribution plans. NOVA Chemicals contributed $30 million and $43 million during the nine months ended Sep. 30, 2008 and Sep. 30, 2007, respectively, to its defined benefit pension plans. NOVA Chemicals contributed $11 million and $6 million during the nine months ended Sep. 30, 2008 and Sep. 30, 2007, respectively, to its defined contribution plans.

3. Restructuring Charges

There were no restructuring charges in the third quarter of 2008.

In the second quarter of 2008, NOVA Chemicals recorded $5 million ($4 million after-tax) of restructuring charges as follows:

  $3 million ($2 million after-tax) of restructuring costs related to the June 12, 2008, announcement of the elimination of approximately 24 information technology positions in North America. None of the severance costs had been paid to the employees as of Sep. 30, 2008.
  $2 million ($2 million after-tax) of restructuring costs for actions taken by the INEOS NOVA Joint Venture, including the accrual of $1 million for severance costs related to reductions at the Bayport facility and $1 million of non-cash restructuring charges. No amounts have been paid for severance-related costs to date.

There were no restructuring charges in the third quarter of 2007.

In the second quarter of 2007, NOVA Chemicals recorded $10 million before-tax ($9 million after-tax) of restructuring charges as follows:

  $7 million ($7 million after-tax) of restructuring costs related to the May 31, 2007, announcement of the elimination of approximately 90 positions in the U.S. and Europe. As of Sep. 30, 2008, $5 million of the severance costs were paid to employees.
  $3 million ($2 million after-tax) of restructuring charges related to additional actions taken in Europe by the INEOS NOVA Joint Venture. All amounts have been paid.

4. Interest Expense

Components of interest expense	Three Months Ended			Nine Months Ended
	Sep. 30 2008	June 30 2008	Sep. 30 2007	Sep. 30 2008	Sep. 30 2007
Interest on long-term debt	$ 31	$ 32	$ 36	$ 98	$ 105
Interest on securitizations and other	10	10	13	30	32
Gross interest expense	41	42	49	128	137
Interest capitalized during plant construction	-	-	-	-	(1)
Interest income	(2)	(2)	(2)	(6)	(6)
Interest expense, net	$ 39	$ 40	$ 47	$ 122	$ 130

5. Income Taxes

	Three Months Ended			Nine Months Ended
	Sep. 30 2008	June 30 2008	Sep. 30 2007	Sep. 30 2008	Sep. 30 2007
Income before income taxes	$ 148	$ 27	$ 142	$ 238	$ 310
Statutory income tax rate	29.5%	29.5%	32.12%	29.5%	32.12%
Computed income tax expense	$ 43	$ 8	$ 46	$ 70	$ 100
(Decrease) increase in taxes resulting from:
Tax benefit of rate reductions (1)	-	-	(6)	-	(12)
Foreign tax rates	(2)	3	(5)	(1)	(13)
(Reduction) increase in valuation allowance	4	(5)	10	(3)	14
Other	5	3	-	6	-
Income tax expense	$ 50	$ 9	$ 45	$ 72	$ 89

(1) In the second quarter of 2007, the Canadian federal government reduced the general income tax rate from 19% to 18.5% effective January 1, 2011. As a result, future tax liabilities were reduced by $12 million.

6. Earnings Per Share

(shares in millions)	Three Months Ended
	Sep. 30 2008		June 30 2008		Sep. 30 2007
	Basic	Diluted	Basic	Diluted	Basic	Diluted

Net income available to common shareholders	$ 98	$ 98	$ 18	$ 18	$ 97	$ 97
Weighted average common shares outstanding	83.2	83.2	83.1	83.1	83.0	83.0
Add back effect of dilutive securities: Stock Options	-	-	-	0.1	-	0.8
Weighted-average common shares for EPS calculations	83.2	83.2	83.1	83.2	83.0	83.8
Earnings per share	$ 1.18	$ 1.18	$ 0.21	$ 0.21	$ 1.17	$ 1.16

2.8 million stock options, 3.3 million stock options and 0.7 million stock options were excluded from the computation of diluted earnings per share for the quarters ended Sep. 30, 2008, June 30, 2008 and Sep. 30, 2007, respectively because they were anti-dilutive. 2.9 million stock options for the nine months ended Sep. 30, 2008, and 0.7 million stock options for the nine months ended Sep. 30, 2007, were excluded from the computation of diluted earnings per share because they were anti-dilutive. Options become dilutive when the market price is higher than the strike price and NOVA Chemicals is profitable. The amount of dilution will vary with the stock price.

(shares in millions)	Nine Months Ended
	Sep. 30 2008		Sep. 30 2007
	Basic	Diluted	Basic	Diluted

Net income available to common shareholders	$ 166	$ 166	$ 221	$ 221
Weighted average common shares outstanding	83.1	83.1	82.9	82.9
Add back effect of dilutive securities: Stock Options	-	0.1	-	0.7
Weighted-average common shares for EPS calculations	83.1	83.2	82.9	83.6
Earnings per share	$ 1.99	$ 1.99	$ 2.67	$ 2.65

7. Long-Term Debt

(millions of U.S. dollars, unless otherwise noted)	Interest Rate	Maturity		Sep. 30 2008	June 30 2008	Dec. 31 2007
Revolving credit facilities(1)	5.85%	2009-2013		$ 203	$ 118	$ 106
Unsecured debentures and notes
$250 Canadian	7.85%	2010	(2)	$ 236	$ 245	$ 253
$400	6.5%	2012	(2)	400	400	400
$400	Floating(3)	2013	(2)	400	400	400
$100	7.875%	2025	(4)	100	100	100
$125	7.25%	2028	(5)	-	125	125
				$ 1,136	$ 1,270	$ 1,278
Medium-term notes	7.4%	2009		$ 250	$ 250	$ 250
Preferred shares	4.7%	2009	(6)	$ 126	$ 126	$ 126
Other unsecured debt	7.5%	2008-2020		$ 37	$ 39	$ 40
Transaction costs and other				$ (6)	$ (6)	$ (6)
Total				$ 1,746	$ 1,797	$ 1,794
Less long-term debt due within one year				(254)	(505)	(254)
Long-term debt				$ 1,492	$ 1,292	$ 1,540
(1) Five facilities totaling $683 million: $68 million due Mar. 15, 2009, $350 million due June 30, 2010, $100 million due Mar. 20, 2011, $65 million due Mar. 20, 2010, and $100 million of which $30 million is due Mar. 20, 2010, $30 million due Sep. 20, 2011, and $40 million due Sep. 20, 2013.
(2) Callable at the option of the Company at any time.
(3) LIBOR + 3.125%; 5.9525% at Sep. 30, 2008, 5.9525% at June 30, 2008, and 7.8625% at Dec. 31, 2007.
(4) Callable at the option of the Company on or after Sep. 15, 2005.
(5) On Aug. 15, 2008, NOVA Chemicals repaid its $125 million 7.25% debentures which were redeemed at the holders’ option.
(6) NOVA Chemicals extended the maturity date of the Series A preferred shares through Oct. 31, 2009 (see page 8).

In August 2008, NOVA Chemicals added a fifth revolving credit facility with availability of $100 million. The facility matures in three tranches from March 2010 through September 2013.

Two of the Company’s credit facilities are governed by financial covenants: the $350 million facility due June 2010 and the $68 million facility due March 2009. The covenants are: a net debt-to-cash flow ratio covenant not to exceed 5:1 and an interest coverage ratio greater than 2:1. All financial covenant calculations exclude the results of the INEOS NOVA Joint Venture.

8. Segmented Information

Refer to pages 103 and 104 of the Consolidated Financial Statements for the year ended Dec. 31, 2007, in the 2007 Annual Report for the description of each segment and accounting policies for segment reporting. Mark-to-market adjustments on NOVA Chemicals’ open feedstock derivative positions are recorded as part of Corporate results until the positions are realized. Once realized, any income effects are recorded in business results.

The following tables provide information for each segment.

	Three Months Ended			Nine Months Ended
	Sep. 30 2008	June 30 2008	Sep. 30 2007	Sep. 30 2008	Sep. 30 2007
Revenue
Joffre Olefins	$ 616	$ 631	$ 448	$ 1,798	$ 1,284
Corunna Olefins	711	767	595	2,162	1,494
Polyethylene	709	675	519	2,028	1,417
Performance Styrenics	114	127	107	363	305
INEOS NOVA Joint Venture	549	594	537	1,622	1,642
Eliminations	(611)	(581)	(451)	(1,760)	(1,205)
	$ 2,088	$ 2,213	$ 1,755	$ 6,213	$ 4,937
Adjusted EBITDA (1)
Joffre Olefins	$ 226	$ 185	$ 172	$ 579	$ 400
Corunna Olefins	1	27	57	42	157
Polyethylene	61	48	60	153	132
Performance Styrenics	(8)	(4)	4	(10)	(5)
INEOS NOVA Joint Venture	(13)	4	(22)	(1)	23
Corporate	(27)	(32)	(20)	(108)	(93)
Eliminations	(6)	(2)	(9)	12	(22)
	$ 234	$ 226	$ 242	$ 667	$ 592

(1) In the second quarter of 2008, NOVA Chemicals changed its definition of adjusted EBITDA to exclude mark-to-market feedstock derivatives. Prior periods have been restated accordingly.

	Three Months Ended			Nine Months Ended
	Sep. 30 2008	June 30 2008	Sep. 30 2007	Sep. 30 2008	Sep. 30 2007
Operating Income (Loss)
Joffre Olefins	$ 210	$ 169	$ 157	$ 530	$ 360
Corunna Olefins	(16)	8	41	(11)	110
Polyethylene	42	31	43	96	83
Performance Styrenics	(14)	(10)	(3)	(28)	(24)
INEOS NOVA Joint Venture	(20)	(1)	(28)	(19)	7
Corporate	(8)	(128)	(13)	(218)	(75)
Eliminations	(6)	(2)	(9)	12	(22)
Total operating income	$ 188	$ 67	$ 188	$ 362	$ 439
Interest expense, net	(39)	(40)	(47)	(122)	(130)
Other (losses) and gains, net	(1)	-	1	(2)	1
Income tax expense	(50)	(9)	(45)	(72)	(89)
Net income	$ 98	$ 18	$ 97	$ 166	$ 221
Depreciation and Amortization
Joffre Olefins	$ 16	$ 16	$ 15	$ 49	$ 40
Corunna Olefins	17	19	16	53	47
Polyethylene	19	17	17	57	49
Performance Styrenics	6	6	7	18	19
INEOS NOVA Joint Venture	7	5	6	18	16
Corporate	3	4	2	10	6
	$ 68	$ 67	$ 63	$ 205	$ 177

Capital Spending
Joffre Olefins	$ 3	$ 5	$ 5	$ 10	$ 15
Corunna Olefins	3	14	8	24	33
Polyethylene	26	15	10	59	20
Performance Styrenics	1	5	6	7	10
INEOS NOVA Joint Venture	4	5	6	16	18
	$ 37	$ 44	$ 35	$ 116	$ 96

	Sep. 30 2008	June. 30 2008	Dec. 31 2007
Assets
Joffre Olefins	$ 815	$ 887	$ 874
Corunna Olefins	1,395	1,499	1,395
Polyethylene	1,128	1,189	1,180
Performance Styrenics	353	379	371
INEOS NOVA Joint Venture	648	763	689
Corporate	350	342	378
Eliminations	(26)	(27)	(31)
	$ 4,663	$ 5,032	$ 4,856

9. Reconciliation to United States Generally Accepted Accounting Principles

	Three Months Ended			Nine Months Ended
	Sep. 30 2008	June 30 2008	Sep. 30 2007	Sep. 30 2008	Sep. 30 2007

Net income in accordance with Canadian GAAP	$ 98	$ 18	$ 97	$ 166	$ 221
Add (deduct) adjustments for:
Start-up costs (1)	1	1	-	4	1
Derivative instruments and hedging activities (2)	(1)	-	-	(1)	(1)
Inventory costing (3)	-	-	1	-	(3)
Stock-based compensation (4)	-	(1)	1	(1)	3
Other	1	-	-	1	-
Net income in accordance with U.S. GAAP	$ 99	$ 18	$ 99	$ 169	$ 221

Earnings per share – basic	$ 1.19	$ 0.21	$ 1.19	$ 2.03	$ 2.67
Earnings per share – diluted	$ 1.19	$ 0.21	$ 1.18	$ 2.03	$ 2.64

	Three Months Ended			Nine Months Ended
	Sep. 30 2008	June 30 2008	Sep. 30 2007	Sep. 30 2008	Sep. 30 2007

Comprehensive (loss) income in accordance with Canadian GAAP	$ (1)	$ 40	$ 187	$ 44	$ 430
Add (deduct) adjustments to Canadian GAAP net income for:
Start-up costs (1)	1	1	-	4	1
Derivative instruments and hedging activities (2)	(1)	-	-	(1)	(1)
Inventory costing (3)	-	-	1	-	(3)
Stock-based compensation (4)	-	(1)	1	(1)	3
Other	1	-	-	1	-
Pension liability adjustments (net of tax of $ -, $3, $9, $3 and $9, respectively) (6)	-	6	16	6	16
Comprehensive income in accordance with U.S. GAAP	$ -	$ 46	$ 205	$ 53	$ 446

	Sep. 30 2008	June 30 2008	Dec. 31 2007

Accumulated other comprehensive income
Unrealized loss on available-for-sale securities	$ (1)	$ (1)	$ (1)
Unrealized gain on translation of self-sustaining foreign operations	491	590	613
Pension liability adjustment (6)	(121)	(121)	(127)
	$ 369	$ 468	$ 485
Balance sheet in accordance with U.S. GAAP (7)
Current assets (3)	$ 1,670	$ 1,930	$ 1,659
Investments and other assets (1), (6)	136	141	150
Property, plant and equipment, net (1)	2,837	2,939	3,047
Current liabilities (2), (5)	(1,243)	(1,813)	(1,420)
Long-term debt (2)	(1,492)	(1,292)	(1,539)
Deferred income taxes (1), (2), (3), (4), (5), (6)	(313)	(335)	(409)
Deferred credits and long-term liabilities (2), (4), (5), 6)	(574)	(542)	(495)
Common shareholders’ equity (5),(6)	$ 1,021	$ 1,028	$ 993
(1)

Start-up Costs. Canadian GAAP provides that when an entity starts up a new facility or entity, expenditures incurred during the pre-operating period may be deferred when certain criteria are met. Under U.S. GAAP, all costs (except interest on constructed assets) associated with start-up activities must be expensed as incurred.

(2)	Derivative Instruments and Hedging Activities. CICA Section 3855 harmonizes Canadian and U.S. GAAP by establishing standards for recognition and measurement of financial assets, liabilities and non-financial derivatives. CICA Section 3865 harmonizes Canadian GAAP with U.S. GAAP Statement of Financial Accounting Standards (SFAS) No. 133 by establishing standards for when and how hedge accounting may be applied and recorded. Certain differences that existed before the implementation of the above standards on Jan. 1, 2007, pertaining to the termination of interest rate swaps in 2002, continue to be reconciling items between Canadian GAAP and U.S. GAAP.

(3)	Inventory Costing. Prior to Jan. 1, 2008, Canadian GAAP allowed fixed overhead costs associated with production activities to be expensed during the period; whereas, U.S. GAAP requires an allocation of fixed production overhead to inventory. On Jan. 1, 2008, NOVA Chemicals adopted CICA 3031 (see Note 1), which harmonizes Canadian GAAP and U.S. GAAP in accounting for inventories. Therefore, as of Jan. 1, 2008, no further U.S. GAAP difference exists.

(4)	Stock-Based Compensation. Under Canadian GAAP, the Employee Incentive Stock Option Plan is measured using a fair-value based method, while the Equity Appreciation Plan and the Restricted Stock Unit Plan are classified as liability instruments and are marked to market based on intrinsic value. U.S. GAAP, SFAS No. 123(R), Share-Based Payment, effective Jan. 1, 2006, requires the share-based compensation transactions be accounted for using a fair-value based method, such as the Black Scholes method. The fair value of awards classified as liability instruments must be re-measured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period.

(5)	Income Taxes. Beginning Jan. 1, 2007, FASB Interpretation No. (FIN) 48, Accounting for Uncertainty in Income Taxes, became effective for U.S. GAAP reporting. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized. An entity is required to recognize the best estimate of a tax position if that position is more likely than not to be sustained upon examination, based solely on the technical merits of the position. NOVA Chemicals adopted the provisions of FIN 48 on Jan. 1, 2007, at which time a FIN 48 liability of $36 million was recognized by reclassifying $34 million out of deferred tax liability and $4 million from the current tax liability. This resulted in a $6 million increase in the liability for unrecognized tax benefits, and was accounted for as a reduction to the Jan. 1, 2007, U.S. GAAP balance in reinvested earnings. During the nine months ended Sep. 30, 2008 and 2007, no further changes to the FIN 48 liability were necessary. It is NOVA Chemicals’ policy to recognize interest and penalties accrued related to unrecognized tax benefits in income tax expense. At Sep. 30, 2008, NOVA Chemicals had approximately $5 million accrued for the payment of interest and penalties.

(6)	Pension Liability Adjustment. SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of SFAS Nos. 87, 88, 106, and 132(R), requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through accumulated other comprehensive income (loss). At Sep. 30, 2007, plan assets and benefit obligations were re-measured for certain defined benefit pension plans as a result of pension plan changes described in Note 2 on page 14. Accordingly, at Sep. 30, 2007, NOVA Chemicals adjusted its SFAS No. 158 pension and post-retirement liability by $25 million, resulting in a credit of $16 million (net of tax) to accumulated other comprehensive income. During the three months ended June 30, 2008, NOVA Chemicals decreased its SFAS No. 158 pension and post-retirement liability by $9 million as a result of transferring certain pension plans to INEOS NOVA (see Note 2 on page 14), resulting in a gain of $6 million, net of tax in other comprehensive income.

(7)	Joint Ventures. NOVA Chemicals accounts for its interests in joint ventures using the proportionate consolidation method under Canadian GAAP. As permitted by specific U.S. SEC exemptions, adjustments to reflect equity accounting, as required under U.S. GAAP, have not been made. The equity method would not result in any changes in NOVA Chemicals’ net income (loss) or shareholders’ equity; however, all assets, liabilities, revenue, expenses and most cash flow items would decrease when compared to the amounts that are presented using proportionate consolidation.

Description	Date of adoption	Impact

US GAAP – New accounting pronouncements

SFAS No. 157, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The statement applies also to other accounting pronouncements, which require or permit fair value measurements. Financial Accounting Standards Board (FASB) Staff Position No. FAS 157-2 was issued on Feb. 12, 2008, and delays the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

	Partially adopted on Jan. 1, 2008	No material impact expected

FASB Staff Position No. FAS 157-3 was issued on Oct. 10, 2008, and clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active.

	Sep. 30, 2008	No material impact
SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment to SFAS No. 115, permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of this Statement apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and held-for-trading securities.	Jan. 1, 2008	No material impact
SFAS No. 161, Disclosure about Derivative Instruments and Hedging Activities, intends to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. SFAS No. 161 improves transparency about the location and amounts of derivative instruments in an entity’s financial statements; how derivative instruments and related hedged items are accounted for under SFAS No. 133; and how such instruments affect an entity’s financial position, financial performance and cash flows. SFAS No. 161 achieves these improvements by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format, providing more information about an entity’s liquidity and requires cross referencing within footnotes.	Fiscal years and interim periods beginning after Nov. 15, 2008	No material impact expected
SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles, identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). This statement is not expected to change current practice.	60 days following SEC approval of the PCAOB amendments to AU Section 411	No material impact expected

SFAS No. 141(R), Business Combinations and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements. These standards will improve, simplify and converge internationally the accounting for business combinations and the reporting of noncontrolling interests in consolidated financial statements. SFAS No. 141(R) replaces SFAS No. 141, Business Combinations. SFAS No. 141(R) retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting (formerly called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. The new statement improves reporting by creating greater consistency in the accounting and financial reporting of business combinations, resulting in more complete, comparable and relevant information for investors and other users of financial statements. To achieve this goal, the new standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial statement effect of the business combination. SFAS No. 160 amends Accounting Research Bulletin (ARB) No. 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interests in a subsidiary and for the deconsolidation of a subsidiary. The new statement improves the relevance, comparability and transparency of financial information provided to investors by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way – as equity in the consolidated financial statements. In addition, SFAS No. 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions and changes the way the consolidated income statement is presented.

	Fiscal years beginning after Dec. 15, 2008	No material impact; however, these changes may affect potential future business combinations

SFAS No. 163, Accounting for Financial Guarantee Insurance Contracts – an Interpretation of SFAS No. 60, requires that an insurance company recognize a claim liability prior to an event of default (insured event) where there is evidence that credit deterioration has occurred in an insured financial obligation. This statement also clarifies how SFAS No. 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities. The scope of this statement is limited to financial guarantee insurance (and reinsurance) contracts within the scope of SFAS No. 60 and does not apply to such contracts that are derivatives included within the scope of SFAS No. 133.	Fiscal years beginning after Dec. 15, 2008	Currently being evaluated
FASB Staff Position (FSP) No. FAS 142-3, Determining the Useful Life of Intangible Assets, amends factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible under SFAS No. 142, Goodwill and Other Intangible Assets. Early adoption is prohibited and this FSP must be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements shall be applied prospectively to all intangible assets recognized as of and subsequent to the effective date.	Fiscal years beginning after Dec. 15, 2008	Currently being evaluated
Emerging Issues Task Force (EITF) Issue No. 07-5, Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock, addresses the determination of whether an instrument (or embedded feature) is indexed to an entity’s own stock, which is the first part of the scope exception in paragraph 11(a) of SFAS No. 133. This issue applies to any freestanding financial instrument or embedded feature that has all the characteristics of a derivative in paragraphs 6-9 of SFAS No. 133 and also applies to any freestanding financial instrument that is potentially settled in an entity’s own stock, regardless of whether the instrument has all the characteristics of a derivative in paragraphs 6-9 of SFAS No. 133, for purposes of determining whether the instrument is within scope of EITF 00-19. EITF 07-5 shall be applied to outstanding instruments as of the beginning of the fiscal year in which the EITF is applied and the cumulative effect of the change in accounting principle shall be recognized as an adjustment to the opening balance of retained earnings. Early adoption is not permitted.	Fiscal years beginning after Dec. 15, 2008	Currently being evaluated
EITF 08-3, Accounting by Lessees for Nonrefundable Maintenance Deposits applies to the lessee’s accounting for maintenance deposits paid by a lessee under an arrangement accounted for as a lease that are refunded only if the lessee performs specified maintenance activities. Payments to a lessor that are not substantively and contractually related to maintenance of the leased asset are not within the scope of this Issue. If at lease inception a lessee determines that it is less than probable that the total amount of payments will be returned to the lessee as a reimbursement for maintenance activities, the lessee shall consider that when determining the portion of each payment that is not within the scope of this Issue. Maintenance deposits within the scope of this Issue shall be accounted for as a deposit asset.	Fiscal years beginning after Dec. 15, 2008	Currently being evaluated
EITF 07-1, Accounting for Collaborative Arrangements defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. A collaborative arrangement is a contractual arrangement that involves a joint operating activity. These arrangements involve two (or more) parties who are both (a) active participants in the activity and (b) exposed to significant risks and rewards dependent on the commercial success of the activity. A collaborative arrangement within the scope of this Issue is not primarily conducted through a separate legal entity created for that activity. However, in some situations part of a collaborative arrangement may be conducted in a legal entity for specific activities or for a specific geographic location. The existence of a legal entity for part of an arrangement does not prevent an arrangement from being a collaborative arrangement as defined in this Issue. The part of the arrangement that is conducted in a separate legal entity should be accounted for under ARB 51, Statement 94, Opinion 18, Interpretation 46(R), or other related accounting literature. Participants should evaluate whether an arrangement is a collaborative arrangement at its inception based on the facts and circumstances specific to the arrangement. However, a collaborative arrangement can begin at any point in the life cycle of an endeavor. Participants in a collaborative arrangement shall report costs incurred and revenue generated from transactions with third parties (that is, parties that do not participate in the arrangement) in each entity’s respective income statement pursuant to the guidance in EITF 99-19. An entity should not apply the equity method of accounting under Opinion 18 to activities of collaborative arrangements.	Fiscal years beginning after Dec. 15, 2008	Currently being evaluated

Supplemental Measures

NOVA Chemicals presents certain supplemental measures below, which do not have any standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. The Company believes that certain non-GAAP financial measures, when presented in conjunction with comparable GAAP financial measures, are useful to investors and other readers because the information is an appropriate measure for evaluating NOVA Chemicals operating performance. Internally, the Company uses this non-GAAP financial information as an indicator of business performance, with specific reference to these indicators. These measures should be considered in addition to, and not as a substitute for or superior to, measures of financial performance prepared in accordance with GAAP.

  Adjusted EBITDA – defined on page 2, assists investors in determining NOVA Chemicals’ ability to generate cash from operations.
  Adjusted EBITDA from the Businesses – defined on page 1, highlights the ongoing performance of the business units excluding one-time charges, events or other items that are not driven by the business units.
  Adjusted net income – equals net income (loss) plus (minus) after-tax mark-to-market feedstock derivative unrealized (gains) losses, after-tax restructuring charges and other after-tax non-recurring items.
  Adjusted earnings per share, diluted – equals adjusted net income divided by diluted weighted-average common shares outstanding. Adjusted EPS allows investors to analyze the underlying financial results for various periods on a comparative basis.

Reconciliation of Adjusted Net Income and	Three Months Ended			Nine Months Ended
Adjusted EPS (millions of U.S. dollars, except per share amounts)	Sep. 30 2008	June 30 2008	Sep. 30 2007	Sep. 30 2008	Sep. 30 2007
Net income	$ 98	$ 18	$ 97	$ 166	$ 221
Non-GAAP Adjustments:
After-tax mark-to-market feedstock derivative unrealized (gains) losses	(15)	61	(6)	66	(22)
Canadian tax-rate reduction benefit	-	-	(6)	-	(12)
After-tax restructuring charges	-	4	-	4	9
Adjusted net income	$ 83	$ 83	$ 85	$ 236	$ 196
Diluted weighted-average common shares outstanding	83.2	83.2	83.8	83.2	83.6
Adjusted EPS	$ 1.00	$ 1.00	$ 1.01	$ 2.84	$ 2.34
  Funds from operations – equals cash flow from (used in) operating activities excluding changes in non-cash working capital and changes in other current assets and non-current assets and liabilities.
  Net current debt – equals long-term debt due within one year and bank loans, less restricted cash.
  Net debt to total capitalization – equals total debt, net of cash and cash equivalents, and restricted cash, divided by total common shareholders’ equity plus net debt. This measure can be used to analyze the leverage of the Company.
  Operating income (loss) –equals net income (loss) before income taxes, interest expense and other gains and losses. This measure is provided to assist investors in analyzing NOVA Chemicals' income from operations.
  Total capitalization – includes shareholders’ equity and total debt, net of cash and cash equivalents, and restricted cash.
  Net debt to cash flow – equals consolidated debt (including accounts receivable securitization funding), less preferred shares and cash and cash equivalents, divided by consolidated adjusted EBITDA. Consolidated debt and consolidated adjusted EBITDA exclude amounts for the INEOS NOVA JV. This measure is provided to assist investors in calculating NOVA Chemicals’ debt covenant.
  Interest coverage – consolidated adjusted EBITDA (excluding the INEOS NOVA JV) divided by interest expense for the preceding 12- month period.

Forward-Looking Information

This news release contains forward-looking information with respect to NOVA Chemicals, its subsidiaries and affiliated companies. By their nature, forward-looking information requires NOVA Chemicals to make assumptions and is subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that NOVA Chemicals’ assumptions may not be correct and that actual results may differ materially from such forward-looking information. Forward-looking information for the time periods beyond 2008 involve longer-term assumptions and estimates than forward-looking information for 2008 and are consequently subject to greater uncertainty. NOVA Chemicals cautions readers of this news release not to place undue reliance on its forward-looking information as a number of factors could cause actual results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking information.

The words “believe”, “expect”, “plan”, “intend”, “estimate”, or “anticipate” and similar expressions, as well as future or conditional verbs such as “will”, “should”, “would”, and “could” often identify forward-looking information. Specific forward-looking information contained in this news release includes, among others, statements regarding: NOVA Chemicals’ belief that the second half of 2008 will be stronger than the first half; NOVA Chemicals’ beliefs about its Alberta Advantage; NOVA Chemicals’ plans to implement polyethylene and EPS price increases; NOVA Chemicals’ expectations and beliefs about its proposed joint venture with Reliance Industries; NOVA Chemicals’ expectation that it will improve its cash flow and liquidity in the fourth quarter of 2008; and NOVA Chemicals’ belief that the first step in the crude oil working capital reduction effort combined with lower inventory and accounts receivables values due to the sharp drop in crude oil prices in the third quarter of 2008, is expected to significantly reduce its working capital investment in the fourth quarter of 2008. With respect to forward-looking information contained in this news release, NOVA Chemicals has made assumptions regarding, among other things: future oil, natural gas and benzene prices; its ability to obtain raw materials; its ability to market products successfully to its anticipated customers; the impact of increasing competition; and its ability to obtain financing on acceptable terms. Some of the risks that could affect NOVA Chemicals’ future results and could cause results to differ materially from those expressed in the forward-looking information include: commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; terms and availability of financing; technology developments; currency exchange rate fluctuations; starting up and operating facilities using new technology; realizing synergy and cost savings targets; NOVA Chemicals’ ability to implement its business strategies; meeting time and budget targets for significant capital investments; avoiding unplanned facility shutdowns; safety, health, and environmental risks associated with the operation of chemical plants and marketing of chemical products, including transportation of these products; public perception of chemicals and chemical end-use products; the impact of competition; changes in customer demand, including customer acceptance of NOVA Chemicals’ Performance Polymers; changes in, or the introduction of new laws and regulations relating to NOVA Chemicals’ business, including environmental, competition and employment laws; loss of the services of any of NOVA Chemicals’ executive officers; uncertainties associated with the North American, South American, European, and Asian economies, terrorist attacks, severe weather events, and other risks detailed from time to time in the publicly filed disclosure documents and securities commission reports of NOVA Chemicals.

NOVA Chemicals’ forward-looking information is expressly qualified in its entirety by this cautionary statement. In addition, the forward-looking information is made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update this forward-looking information to reflect new information, subsequent events or otherwise.

Trademark Information

Advanced SCLAIRTECHTM is a trademark of NOVA Chemicals; ARCEL® and DYLARK® are registered trademarks of NOVA Chemicals Inc.; SCLAIR® is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere, authorized use/utilisation autorissée; SURPASS® is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere; IMxTM is a trademark of NOVA Chemicals Inc.

INVESTOR INFORMATION
For inquiries on stock-related matters including dividend payments, stock transfers and address changes, contact NOVA Chemicals toll-free at 1-800-661-8686 or e-mail to shareholders@novachem.com	Transfer Agent and Registrar
Contact Information	CIBC Mellon Trust Company 600 The Dome Tower, 333 Seventh Avenue S.W. Calgary, Alberta, Canada T2P 2Z1
Phone: (403) 750-3600 (Canada) or (412) 490-4000 (United States)
Internet: www.novachemicals.com	Phone:	(403)	232-2400 / 1-800-387-0825
E-Mail: invest@novachem.com	Fax:	(403)	264-2100

NOVA Chemicals Corporation 1000 Seventh Avenue S.W., P.O. Box 2518 Calgary, Alberta, Canada T2P 5C6	Internet:	www.cibcmellon.com

	Share Information
If you would like to receive a shareholder information package, please contact us at (403) 750-3600 or (412) 490-4000 or via e-mail at publications@novachem.com	NOVA Chemicals’ trading symbol on the New York and Toronto Stock Exchanges is NCX.

NOVA Chemicals files additional information, including its Annual Information Form, with Canadian securities administrators. This information can be accessed through the System for Electronic Document Analysis and Retrieval (SEDAR), at www.sedar.com. This same information is filed with the U.S. Securities and Exchange Commission and can be accessed via their Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov/edgar.shtml

CONTACT:
NOVA Chemicals Corporation
Investor Relations
Chuck Magro, 412-490-5047
or
Media Relations
Greg Wilkinson, 412-490-4166